CONSULTING AGREEMENT
(the "Agreement")

This Agreement, dated for reference the 1st day of September 2007, by and between:

      Essential Environmental Products (International) Limited
      7865 Edmonds Street
      Burnaby, BC V3N 1B9
      Tel: 604-759-5031	Fax: 604-759-5044

      ("EEPI")

AND:
      Global Mutual Benefit Network Inc.
      6520 Walker Street
      Burnaby, B.C. V5H4M9
      Tel:  604.618.6272 Fax: 604.521.0578

      (the "Consultant").

WHEREAS:

A. EEPI is a subsidiary of EYI Industries, Inc. ("EYI") and is engaged in the sale and marketing of fuel additive products and requires assistance in the sale and marketing of EEPI products and services: (the "Business");

B. Consultant is a company incorporated under the laws of the Province of British Columbia; the Consultant, as at the date of this Agreement, is in good standing under the laws of the Province of British Columbia; the director/officer of the Consultant is Dori O'Neill, President and Secretary;

C. The Principal of the Consultant is Dori O'Neill (the "Principal") and the Consultant is controlled by the Principal;

D. The Principal has the necessary experience to assist EEPI and its Business.

NOW THEREFORE the parties hereto agree as follows:

1. APPOINTMENT

1.1 EEPI hereby appoints Consultant to provide services on behalf of EEPI and Consultant hereby accepts such appointment on the terms and conditions set out herein.

1.2 The Principal whose services are being provided via the Consultant shall be the President and Chief Executive Officer of EEPI or such other title as the Consultant and EEPI shall agree upon from time to time.

2.	TERM

2.1	The term of this Agreement shall be for an initial period of five (5)
years ("Initial Term") commencing on September 1, 2007. This Agreement shall automatically renew on a year to year basis at the end of the Initial Term unless terminated in accordance with the provisions set out in paragraphs 2.2 and 2.3 herein.

2.2 This Agreement shall terminate, without further notice upon:

a.	The winding up or bankruptcy of Consultant or its Principal;

b. The Consultant or its Principal being found guilty of fraud or other serious criminal offense or being declared mentally incompetent;

c. The Agreement of the Consultant and EEPI to so do;

d. The Consultant being unable, for whatever reason, to continue to provide services to EEPI, except in the case of illness or injury.

e. A change in control of Consultant without the prior written consent of EEPI; and

f. A material breach of the terms of this Agreement, including, without limiting the generality of the foregoing, a breach by Consultant of the provisions of Article 3.1.

2.3	Notwithstanding the foregoing either party may terminate this Agreement, without reason, upon one (1) year's written notice to the other. Provided however, termination of this Agreement shall not adversely affect payment of any monies due hereunder to Consultant unless termination was due to a material breach of this Agreement by Consultant or its Principal or due to their fraud or other serious criminal offense.

3.	SERVICES

3.1.1 The Consultant shall provide the following services and advice to EEPI in addition to such other services as EEPI shall reasonably request and Consultant agrees to provide, namely:

a. Consultant will perform the duties and services usually expected of a person holding the office of President of a corporation operating the Business herein described;

b. Consultant will be responsible for contract negotiations on behalf of EEPI and approving of expenditures by the management team of EEPI;

c. Consultant will also be involved in and assist with financing efforts for the Business and for EEPI and liaise with bankers, financial consultants, accounting advisors and legal advisors and any other type of consultant that may be necessary and in the best interest of EEPI and the Business;

d. Consultant agrees to provide EEPI with such further and other services and advice as EEPI shall reasonably request and the Consultant agrees to provide.

3.2 Consultant agrees to provide the services described in paragraph 3 and will provide such services as necessary for the orderly conduct of EEPI's Business.

4.	REMUNERATION

4.1 In consideration of the efforts of the Consultant to be provided herein, EEPI agrees to pay a salary to the Consultant in the sum of Twenty Thousand ($20,000.00) USD and Six Hundred ($600.00) USD for a monthly car allowance, payable on the 15th and 30th of the month that services are provided. In the event that EEPI is unable to pay such salary to the Consultant, the Consultant's salary shall be paid by EEPI's parent company, EYI.

4.2 The Board of Directors of EYI have approved the extension of the Consultant's 80,000,000 EYI stock options granted on February 1, 2007 and expiring February 1, 2012.

4.3 Consultant is authorized to incur reasonable business expenses in conducting its activities on behalf of EEPI. Consultant acknowledges that EEPI may from time to time adopt policies and procedures specifying the nature and amount of expenses that will be considered reasonable, and the statements contained in such policies and procedures shall be considered conclusive as to such matters. EEPI will reimburse Consultant for such actual, out of pocket, expenses upon the Consultant's presentation and itemized account of such expenses in the form required by then properly adopted policies and procedures of EEPI.

5.		RELATIONSHIP

5.1	Nothing contained herein will be construed to make the Consultant an employee of EEPI. The Consultant will at all times act as an independent contractor. The Consultant will determine the method, details, and means of performing its services under this Agreement. The Consultant agrees to comply with all laws, ordinances, rules, and regulations, which are applicable to the performance of its services. The Consultant agrees to indemnify and hold EEPI harmless from all claims, damages, and expenses resulting from the Consultant's failure to comply and his performance hereunder. EEPI may provide Consultant with authority to bind EEPI to contracts and agreements and to make representations on behalf of EEPI; in such case the authority will be set out herein or approved in writing by resolution of the Board of Directors of EEPI.

6.	CONFIDENTIALITY

6.1	The Consultant acknowledges that EEPI has certain rights in certain confidential, proprietary, trade secret or technical information including but not limited to:

a.	Computer software, including, but not limited to, source and object codes, flowcharts, algorithms, record layouts, routines, report formats, data, compilers, assemblers, design concepts and related documentation, manuals, and other materials whether in human or machine readable form;

b. Discoveries, inventions, copyrights, concepts and ideas, whether patentable or not, and including, without limitation, the nature and result of research, development, manufacturing, marketing, planning and any other business activities;

c. Product specifications, formulas, designs, manufacturing processes and methods, production machinery, quality assurance methods, binary compensation plans, accounting systems, know-how and any other proprietary information of any kind whatsoever;


d. Database of independent business associates and/or possible users of EEPI's products;

All of which shall hereinafter be referred to as "Subject Information";and

The Consultant further acknowledges that the Subject Information was developed or acquired by EEPI at considerable expense, has independent economic value from not being known or readily ascertainable by others, and is the subject of efforts made by EYI to maintain in secrecy; and

EEPI wishes to maintain its rights to the Subject Information, and

The Consultant agrees not to, directly or indirectly, in any way, reveal, report, publish, disclose, transfer or otherwise use any of the Subject Information for his own personal benefit or gain or in any way other than in the best interests of EEPI.

7.		COVENANTS

7.1		The Consultant covenants to EEPI as follows:

a.	To carry out the services performed on behalf of EEPI with due diligence and in the best interests of EEPI;

b.	To exercise all reasonable effort to provide the services to EEPI on a timely basis and to perform the services in accordance with good business practice;

c.	To comply with all lawful and reasonable directions and instructions of EEPI;

The Consultant acknowledges that the foregoing covenants are material provisions of this Agreement and if Consultant breaches these covenants whether by action or inaction that material harm will result to EEPI and its Business. The Consultant also acknowledges that the harm that may result from a breach may not be fully compensated to EEPI by payment of damages and that an injunction or similar remedy may be necessary to fully protect EEPI and the Consultant agrees that EEPI may obtain an injunction or other similar relief from a Court of competent jurisdiction and that if EYI seeks such a remedy that the Consultant will not oppose the application of EEPI.

8.		NON-ASSIGNMENT

8.1		The Consultant shall not assign any of the rights or benefits granted herein.

9.		ARBITRATION

9.1 Save and except for actions for injunctive relief or similar, the Consultant and EEPI shall make every effort to resolve amicably by direct, informal negotiation any disagreement or dispute arising between them under and in connection with this Agreement. If, after TEN (10) DAYS from the commencement of such informal negotiations, the Consultant and EEPI have been unable to amicably resolve any dispute arising out of or in connection with this Agreement, except for actions for injunctive relief or similar, either Consultant or EEPI may require that the dispute be referred to and finally resolved by Arbitration, under the rules of the American Arbitration Association (the "Rules"), which Rules are deemed to be incorporated by reference into this Article. The tribunal shall consist of One (1) Arbitrator. The Consultant and EEPI will endeavour within TEN (10) DAYS of the matter being referred to Arbitration to agree upon an Arbitrator, failing which the Arbitrator shall be appointed in accordance with the Rules. The place of Arbitration shall be British Columbia, Canada.

The language of the Arbitration shall be English. The Consultant and EYI agree that the Arbitrator shall be requested to make his award within SIXTY
(60) DAYS following the later of the conclusion of the Arbitration hearings or any exchange of final written submissions by the Consultant or EEPI, and further agree that the word of the Arbitrator shall be final and binding.

10.		NOTICES

10.1 Any notice required or permitted to be given hereunder shall be in writing and shall be effectively given if:

a. Delivered personally;

b. Sent by prepaid courier service or mail; or

c. Sent by fax;

addressed to the relevant party at the address/number shown for that party at the beginning of this Agreement.

10.2	Any notice so given shall be deemed conclusively to have been given and received when so personally delivered or, if sent by fax, on the first business day thereafter, or if sent by mail, on the third business day thereafter. Either Consultant or EYI may change any particulars of its address/number for notice by notice to the others in the manner above described.

11.		PRINCIPAL

11.1 Dori O'Neill acknowledges that he is the Principal of the Consultant, has reviewed this Agreement, and covenants and agrees to cause the Consultant to comply and abide with all of the terms and conditions of this Agreement.

11.2 Dori O'Neill, the Principal of the Consultant, further agrees to provide his services under Section 3 on a full-time basis to EEPI.

12.		GENERAL

12.1	Time shall be of the essence of this Agreement.

12.2	Any changes or amendments or additions to this Agreement must be in writing and signed by both parties to be effective.

12.3	This Agreement shall be construed in accordance with the laws of the Province of British Columbia and the Courts of the said Province of British Columbia shall have, subject to the arbitration provisions contained herein and without regard to conflicts of law provisions, exclusive jurisdiction to hear all actions arising out of or in respect of this Agreement.

12.4.1 Failure on the part of a party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of any rights hereunder.

12.5 This is a complete and exclusive statement of the Agreement between the parties, which supersedes and merges all prior proposals, understandings and all other agreements, oral or written, between the parties relating to this Agreement. This Agreement may not be modified or altered except by a written instrument duly executed by both parties.

12.6 The provisions of this Agreement are severable and if any term is alleged or invalid for any reason whatsoever such allegations or invalidity shall not affect the validity of the remainder of this Agreement.

12.7	This Agreement shall inure to the benefits of and be binding upon the parties
hereto and their respective successors and assigns, as permitted herein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

Essential Environmental Products Global Mutual Benefit Network Inc. (International) Limited

Per: /s/ Dori O'Neill	      Per /s/ Dori O'Neill

Name: 	Dori O'Neill  	      Name:  Dori James O'Neill

Title:	President/CEO         Title:   President

Agreed and accepted this 5 day of September 2007.

EYI Industries, Inc.


/s/ Jay Sargeant
_______________________
Jay Sargeant
President/CEO